Onlinetel Revenue up 200% to $3.6 Million

Toronto, September 24th 2002 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its wholly owned subsidiary Onlinetel Corp. continues to experience dramatic week over week revenue growth since the launch of its VoIP telephony services in late May and early June, 2002. Annualized weekly revenue for the week ending September 22, 2002 was $3.6 million, versus $2.7 million at August 20, 2002 and $1.2 million at June 30, 2002, representing a growth rate of 200%. In addition costs have been reduced by over $100,000 per month during the same period.

Eiger expects this growth rate to increase based on the industry outlook for VoIP and as Onlinetel launches telemarketing and other marketing initiatives in the ensuing months. The majority of growth in the past three months has come from inbound consumer calls, online subscriptions and registrations and word of mouth, as opposed to outbound marketing initiatives.

"The growth at Onlinetel clearly demonstrates the market demand for lowest cost VoIP telephony services and underpins the whole growth story behind VoIP" said Gerry Racicot, CEO of Eiger. "According to IDC Canada, total long distance minutes in Canada were estimated at 57.3 billion minutes in 2001 and are expected to grow to 97.9 billion minutes by 2006, representing a compound annualized growth rate (CAGR) of 11%. Total retail VoIP minutes in Canada were estimated at 153 million minutes in 2001 and are expected to grow to 5.5 billion minutes by 2006. That's a CAGR of 105% and that is very significant. Since launching our national VoIP network earlier this year, Onlinetel is now running at an annualized rate of 124 million VoIP minutes per year. Of those minutes, 108 million are retail VoIP minutes, which is 36% of the total Canadian retail VoIP minutes projected for 2002 and 70% of the total Canadian retail VoIP minutes in 2001. The bulk of other retail VoIP minutes in Canada are PC-to-phone based. It is clear from our results that Onlinetel is experiencing dramatic growth and building market leadership, but given the industry growth potential we feel that this is just the tip of the iceberg. "


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland
P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.